Exhibit 99.1

DirectBooking Technology and DeepYou Form Joint Venture to Establish AI Robotics Travel and Hospitality Company

Former JD.com Senior Vice President Li Daxue Appointed Chairman

Hong Kong, July 21, 2026 – DirectBooking Technology (NASDAQ: ZDAI) (“DirectBooking” or the “Company”) today announced that it has entered into a strategic joint venture agreement with Beijing DeepYou Digital Technology Co., Ltd. (“DeepYou”). Under the agreement, DirectBooking will hold a 51% equity interest in the joint venture and DeepYou will hold 49%. DeepYou was founded by former JD.com Senior Vice President Mr. Li Daxue. The two parties will jointly establish a new technology company to build China’s first natively Agent-to-Agent, fully integrated travel-and-stay next-generation AI direct-booking platform for the hospitality sector. The platform will provide robotic staff solutions for hospitality enterprises on the enterprise side and robotic assistant services for users on the consumer side. The new company will be chaired and led by Mr. Li Daxue, who will bring top-tier technological vision and strategic insight to the business. Mr. Li’s participation will provide top-level strategic guidance and core technological enablement for the project, helping ensure that it reaches a leading position in the industry in terms of AI technology applications and business model innovation.

Targeting a Trillion-Yuan Market and Transforming the Traditional OTA Model

China’s travel and hospitality market is currently in a golden phase of structural growth. According to data from the Ministry of Culture and Tourism, domestic tourist trips in 2024 reached 5.615 billion, up 14.8% year over year, while total tourism revenue exceeded RMB 5.75 trillion, an increase of 17.1% year over year and a record high. However, the industry has long faced structural pain points including supply-demand mismatches, high commissions and fragmented user experiences. Traditional online travel agency (OTA) platforms typically charge merchants commissions of 15% to 25%, severely squeezing hotel profit margins. At the same time, consumers must switch between multiple platforms to carry out complex tasks such as “buying tickets, booking rooms and finding activities,” resulting in a highly fragmented service experience.

This project is designed to precisely address these pain points through an innovative closed-loop business model that combines “scenic-spot ticketing for customer acquisition, embedded consumer Agents to capture demand in advance, OpenClaw Agents to integrate fragmented supply, large AI models for intelligent matching, and a nationwide network of city-level agents for local fulfillment.” By using AI Agent technology to enable decentralized, direct connections between supply and demand, the platform aims to significantly reduce transaction costs and reset efficiency benchmarks for the industry.

Strong Background of Li Daxue Empowering the Project

Mr. Li Daxue is one of the most influential technology leaders in China’s internet industry, with more than twenty years of experience in the sector. During his tenure as Senior Vice President of JD.com, Mr. Li was fully responsible for the strategic planning, architecture design and team building of JD’s technology system. He led JD’s technology team from a few hundred people to several tens of thousands, built a technology middle-office capable of supporting transactions on the scale of trillions of yuan, and developed industry-leading capabilities in smart logistics, smart marketing and intelligent customer service. Mr. Li also serves as Lifetime Honorary Technology Advisor to JD.com and as a specially appointed digital economy expert for the Ministry of Commerce, and he is a recipient of the National May 1st Labor Medal.

Powerful Partnership to Build Multi-Dimensional Competitive Advantages

As a leading AI cultural tourism technology enterprise in China, DeepYou has signed cooperation agreements with more than 400 high-quality scenic attractions across 22 provinces nationwide, serving over 300 million visitors annually and forming a stable, accurate and low-cost traffic pool of travelers with strong, rigid demand. DeepYou has independently developed a dedicated large model for cultural tourism, with core capabilities including real-time LBS navigation, multilingual interaction, visitor-flow forecasting and dynamic pricing. It also exclusively adopts OpenClaw autonomous AI agent technology to build an intelligent processing system for fragmented travel and hospitality supply.

As a Nasdaq-listed company in the United States, DirectBooking Technology has independently developed mature hotel property management system (PMS) solutions, direct-connect SaaS systems and membership management systems, integrating the full back-end fulfillment chain for hotels and providing a standardized infrastructure foundation for OpenClaw Agents to access supply. The Company’s network covers first-, second- and third-tier cities as well as county-level lower-tier markets across China.

Significant Positive Impact on the Company

This strategic cooperation is expected to generate multiple positive impacts for DirectBooking Technology. First, the introduction of Mr. Li Daxue and his top-tier technology team is expected to significantly enhance the Company’s technology middle-office capabilities and the intelligence level of its supply chain, supporting a transition from traditional SaaS services to intelligent platform-based services. Second, through deep cooperation with DeepYou, DirectBooking Technology will gain access to 300 million annual scenic-spot visitors, breaking through the value ceiling of a pure SaaS model and opening up new growth opportunities. Third, the innovative Agent-to-Agent model has clear first-mover advantages and is difficult to replicate, positioning the Company to secure a leading position in the trillion-yuan travel and hospitality market.

The project has set a three-year strategic target: for the AI travel and hospitality direct-booking platform to cover 30,000 to 50,000 hotels, and to provide each hotel with 3 to 10 AI “employees” to reduce operating costs while significantly improving efficiency and user experience. At the same time, through AI-driven innovation, the project aims to break the traditional OTA industry’s channel monopoly and information silos, reshape value distribution across the industry, and build a more open and inclusive industrial ecosystem.

About DirectBooking Technology Co., Ltd.

The Company is a holding company incorporated in the Cayman Islands, and its operations are conducted through its Hong Kong operating subsidiary, Primega Construction Engineering Co. Limited. The Company provides transportation services in Hong Kong’s construction industry and employs environmentally friendly practices with the aim of facilitating the reuse of construction and demolition materials and reducing construction waste. The Company primarily handles the transportation of materials excavated from construction sites. The Company’s services principally consist of (i) soil and rock transportation services and (ii) construction works, which mainly include excavation and lateral support works and bored piling. The Company generally provides its services as a subcontractor to other construction contractors in Hong Kong.

Safe Harbor and Informational Statement

This announcement contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words “believe,” “expect,” “anticipate,” “future,” “will,” “intend,” “plan,” “estimate” or similar expressions, are “forward-looking statements.” Although the Company’s management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company’s future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors, not all of which are known to the Company, which may include, without limitation, our ability to timely and accurately respond to changes in fashion trends and consumer preferences; management of customer concentration risk; reliance on third parties for supplies of raw materials, manufacturing services and transport infrastructure; changes in government policies; overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and the establishment of new locations; compliance with government regulations; legislation or regulatory environments; geopolitical events; and other events and/or risks outlined in the Company’ s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

DirectBooking Technology Co., Ltd.

tanyu@primegaghl.com